M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

MPanjwani@pryorcashman.com

July 24, 2024

Via Edgar

Lulu Cheng

Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 7, 2024
File No. 333-269663

Ladies and Gentlemen:

On behalf of our client, Sphere 3D Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we hereby submit in electronic form Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2024. Amendment No. 2 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated May 20, 2024 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-3

General

1.	At this time, there are outstanding comments on your annual report on Form 10-K. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding that review, including that all corresponding changes that ensue from the Form 10-K review are made in this Form S-3, as applicable. Please confirm your understanding in this.

Response:	The Company acknowledges the Staff’s comment and that effectiveness of the Registration Statement will be subject to the resolution of all comments of the Staff relative to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

Securities and Exchange Commission

July 24, 2024

2.	We note your references to the terms “cryptocurrencies,” “digital currencies,” “virtual currency,” “digital assets,” “crypto assets,” “cryptocurrency assets,” “crypto economy,” and “crypto network.” To the extent you are using these terms interchangeably, please revise your disclosure to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use

Response:	In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to use the term “cryptocurrency” more consistently in lieu of other terminologies to reference digital currencies, digital assets or other similar terms.

Our Company

Over, page 5

3.	We note your disclosure on page 27 that there is substantial doubt about your ability to continue as a going concern. Please revise your Overview section to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern. Your disclosure should include a discussion of:

●	The principal conditions or events that raise substantial doubt about your ability to continue as a going concern;

●	Your evaluation of the significance of those conditions or events in relation to your ability to meet your obligations; and

●	Management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about your ability to continue as a going concern.

As part of this disclosure, please also include a discussion of your current liquidity position, the sources of that liquidity (e.g., cash, short-term investments, etc.), and the expected uses and timing of uses of that liquidity.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 9 of Amendment No. 2 to provide the requested disclosure, including disclosure about the facts that raise substantial doubt about the Company’s ability to continue as a going concern.

Digital Mining, page 5

4.	Please revise your disclosure to discuss the geographic locations of your mining operations and any state-specific regulatory requirements in those areas. In this regard, we note your references to New York and Georgia state regulators on page 15.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 2 to discuss the geographic locations of its mining operations and the fact that there are no material state-specific regulatory restrictions on the mining of Bitcoin in those jurisdictions.

5.	Please reconcile your statement here with respect to the activities that you will conduct that “[a]t this time, [you] intend only to mine Bitcoin and hold no other digital assets other than Bitcoin” with your disclosures elsewhere that suggest otherwise. In this regard, we note, for example, the following disclosures:

●	References to “digital assets that [you] mine or otherwise acquire or hold for [your] own account, including Bitcoin (emphasis added)” on pages 17, 20, 22, 23 and 24;

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 20, 22, 23 and 24 of Amendment No. 2 to reconcile the Company’s statement that at this time, the Company intends to mine only Bitcoin and to hold no other digital assets other than Bitcoin, with the Company’s disclosures elsewhere that suggested otherwise, and by removing the statements implying that the Company may mine or otherwise acquire digital assets other than Bitcoin.

Securities and Exchange Commission

July 24, 2024

●	Statement that “[t]here is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activities (emphasis added)” on page 12;

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 2 to reference only Bitcoin.

●	Several references to your “platform” on pages 11 and 12;

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12 of the Amendment No. 2 to remove the references that may have indicated the Company has a “platform.”.

●	Reference to your “ability to mine cryptocurrencies” on page 16.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 16 of Amendment No. 2 to change the reference to the Company’s ability to mine “cryptocurrencies” to Bitcoin.

To the extent you intend to engage in mining of other crypto assets or activities other than the mining and holding of Bitcoin, please provide related disclosures. To the extent you will acquire or hold other crypto assets, please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Response:

In response to the Staff’s comment, the Company advises the Staff that the requested risk factor is inapplicable to the Company because the Company only mines Bitcoin and does not intend to mine any other cryptocurrency. In the context of Bitcoin, this risk is discussed on page 17 of Amendment No. 2.

Mining Pools, page 6

6.	Please revise to provide more detailed discussions of how you currently are “engaged with mining pool operators” and will utilize mining pools and how mining pools operate. As part of your discussion, identify the mining pool operators with whom you are engaged, and explain the material terms of any agreements or understandings of the fees that may be incurred.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 2 to provide more detailed discussions of how mining pools operate and how the Company currently is “engaged with mining pool operators” and will utilize mining pools.

Hosting Agreements, page 7

Securities and Exchange Commission

July 24, 2024

7.	We note your disclosures about your hosting agreements. Please file these as exhibits to your registration statement, or provide your analysis as to why you believe these are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has filed the relevant hosting agreements as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Registration Statement.

Risk Factors

Risks Related to Our Business

Bitcoin mining activities are energy-intensive, page 15

8.	We note your disclosure that “electricity costs are expected to account for a significant portion of [your] overall costs” and your business model can only be successful if you “can obtain access to sufficient electrical power on a cost-effective basis through hosting arrangements with mining data centers.” Please expand your disclosure to address the fact that you do not have any power purchase agreements for the supply of power, as disclosed on page 6, and discuss the impact of your various hosting agreements with respect to this risk.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 2 to expand the Company’s disclosure to address the fact that the Company does not have any power purchase agreements for the supply of power and to discuss the impact of the Company’s various hosting agreements with respect to this risk.

9.	Please reconcile this risk factor with the risk factor entitled “Cryptocurrency mining activities are energy-intensive...” on page 14 as the two risk factors seem redundant.

Response:	In response to the Staff’s comment, the Company has removed the duplicative risk factor on page 14 of the Registration Statement.

Further significant disruptions in the crypto asset markets, page 21

10.	We note your statement that theoretically there is a minimum bitcoin price that is so low that you would want to turn off your miners. Please revise to provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Quantitative tabular disclosure may be helpful. Your analysis should:

●	Identify and explain all relevant inputs used in your calculation and the key assumptions used in preparing it;

●	Clarify whether, and if so, how the cost of purchasing mining equipment factors into your analysis;

●	Clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis; and

●	Discuss any known trends related to your breakeven analysis as of the most recent practicable date, such as whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 2 to provide a comprehensive breakeven analysis for the Company’s Bitcoin mining operations that compares the cost to earn/mine one Bitcoin with the market value of one mined Bitcoin.

Securities and Exchange Commission

July 24, 2024

The dynamic nature of digital asset exchanges, page 22

11.	We note your statement that you have been directly and indirectly impacted by certain of the recent bankruptcies in the crypto asset space. Please expand to more fully identify and describe these bankruptcies and discuss in greater detail how you have been directly or indirectly impacted by these bankruptcies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 2 to more fully identify and describe the recent bankruptcies in the cryptocurrency industry that the Company has been directly and indirectly impacted by, and to discuss in greater detail how the Company has been directly or indirectly impacted by these bankruptcies.

Cryptocurrency may be subject to loss, page 23

12.	We note that when you decide to sell Bitcoin, you transfer it from your digital wallets held by the applicable Custodian to your trading account wallet. Please revise to disclose whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange, or if you intend to hold your mining rewards for investment purposes. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit. Please discuss the average period between receipt of Bitcoin and the subsequent conversion to cash, and discuss any risks to your liquidity caused by volatility in Bitcoin pricing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 2 to disclose that the Company does not currently have a specific policy for how or when to sell Bitcoin for fiat currency to fund operations or growth. However, the Company does not generally hold its mining rewards for investment purposes as it sells its Bitcoin nearly immediately. As such, the Company regards any risk to its liquidity that may be caused by volatility to Bitcoin pricing to be very low.

The Company further advises the Staff that the only agreement that it has entered into with a third-party exchange is a standard “click-through” agreement applicable to all users of the services of such third-party exchange, whereby through the Company’s use of the third-party exchange’s services, the Company agrees to abide by certain terms and conditions. The agreement does not include material obligations on the part of the Company and therefor the Company does not believe the agreement is required to be filed as a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

13.	We note that you expect to hold all your cryptocurrency in a combination of insured institutional custody services and multi signature cold storage wallets, and maintain secure backups to reduce the risk of malfeasance. We also note that you store your Bitcoin in wallets custodied by Bitgo and Coinbase, and when you decide to sell Bitcoin, you transfer Bitcoin from your digital wallets held by the applicable Custodian to your trading account wallet. Please revise to clarify whether the wallets custodied by the Custodians and your trading account wallet are hot wallets or cold storage.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 2 to clarify that the wallets custodied by the Company’s Custodians, and the Company’s trading account wallet, are cold wallets.

Our interactions with a blockchain may expose us, page 24

Securities and Exchange Commission

July 24, 2024

14.	We note that your policy prohibits any transactions with persons named on OFAC’s specially designated nationals list. Please revise to discuss in greater detail your current AML and OFAC policies, procedures and systems.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 2 to explain that the Company does not itself have AML, KYC or OFAC policies because the Company does not directly sell Bitcoin to purchasers, but that the Company requires that its custodial partners who sell the Company’s cryptocurrency have in place industry standard AML, KYC and OFAC policies.

Bitcoin is subject to halving, page 24

15.	Please update your disclosure to reflect that halving for the Bitcoin blockchain in April 2024 already occurred, and discuss the next anticipated halving.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 2 to reflect that halving for the Bitcoin blockchain in April 2024 already occurred, and to discuss the next anticipated halving.

16.	Please revise your disclosure to address the maximum number of Bitcoins that may be released into circulation, and the number of Bitcoins currently in circulation. Please also revise to discuss how the limited supply of Bitcoins that can be mined (and the current mining total) affects your business plan.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 2 to address the maximum number of Bitcoins that may be released into circulation and the number of Bitcoins currently in circulation, and to discuss how the limited supply of Bitcoins that can be mined (and the current mining total) affects the Company’s business plan.

We may not be able to realize the benefits of forks, page 25

17.	Please revise to disclose your policies related to forks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 2 to disclose that it has not in the past, and does not intend in the future, to participate in forks.

Part II Information Not Required in Prospectus

Item 17. Undertakings, page II-2

18.	We note your response to prior comment 1. Please revise to replace references to Form 20-F with references to Form 10-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 2 to remove references to Form 20-F.

*       *       *

Securities and Exchange Commission

July 24, 2024

As it is the goal of the Company to have the Registration Statement declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Patricia Trompeter
Sphere 3D Corp.